May 20, 2021

SUBMITTED VIA EDGAR CORRESPONDENCE

Attention: Effie Simpson and Jean Yu

Division of Corporation Finance, Office of Manufacturing

Securities and Exchange Commission

Re: Reed’s Inc
Form 10-K for the fiscal year ended December 31, 2020, filed March 30, 2021 (“Form 10-K”)
File No. 001-32501

Ladies and Gentlemen:

This letter sets forth the responses of Reed’s, Inc. (the “Company”) to the comment contained in your letter, dated May 11, 2021, relating to the above-referenced Form 10-K. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

Form 10-K for the fiscal year ended December 31, 2020

Management’s Discussion and Analysis

Results of Operations - Year Ended December 31, 2020, page 34

1. We note your presentation of gross sales less promotional and other allowances to arrive at net sales in your table of key statistics. Footnote (A) on page 35 indicates the company’s use of gross sales allows for the evaluation of sales performance before the effect of any promotional items and that the amount is not determined in accordance with GAAP. In this regard, please clarify for us if you consider gross sales to be a metric, or non-GAAP measures as defined in Item 10(e) of Regulation S-K and the basis for your conclusion.

Response

Regulation S-K, Item 10(e), defines a non-GAAP financial measure as “a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

(i) Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of comprehensive income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

(ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented” (emphasis added).”

The Company considers Gross Sales to be a key performance indicator in our Management’s Discussion and Analysis (MD&A). Gross Sales is a non-GAAP measure. Gross Sales is calculated from the commonly understood GAAP amount, Net Sales, and adjusted to remove the reduction (i.e. adds back) promotional expense in the period the related revenue is recorded, with the resulting performance amount labeled Gross Sales.

201 Merritt 7, Norwalk CT 06851

We define Gross Sales as the total sales for the Company unadjusted for costs related to generating those sales. Management utilizes gross sales as an indicator of and to monitor operating performance of products and salespersons before the effect of any promotional or other allowances, which are determined in accordance with GAAP, and can mask certain performance issues. We believe that this non-GAAP measure provides useful supplemental information for our investors as it is an important indicator of the Company’s performance. A reconciliation of the non-GAAP measure, Gross Sales, to the GAAP measure, Net Sales, is presented in Management’s Discussion and Analysis. We have added the following disclosure to our discussion of Gross Sales under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the period ended March 31, 2021, as filed on May 17, 2021. We will continue to add this disclosure, going forward, to our annual and quarterly reports:

(A) The Company considers Gross Sales to be a key performance indicator in our Management’s Discussion and Analysis (MD&A). Gross Sales is a non-GAAP measure. We define Gross Sales as the total sales for the Company unadjusted for costs related to generating those sales. Gross Sales is calculated from the commonly understood GAAP amount, Net Sales, and adjusted to remove the reduction (i.e. adds back) promotional expense in the period the related revenue is recorded, with the resulting performance amount labeled Gross Sales. Management utilizes gross sales as an indicator of and to monitor operating performance of products and salespersons before the effect of any promotional or other allowances, which are determined in accordance with GAAP, and can mask certain performance issues. We believe that the presentation of gross sales provides a useful measure of our operating performance. Additionally, gross sales may not be comparable to similarly titled measures used by other companies, as gross sales have been defined by our internal reporting practices.

We hope our response resolves the Staff’s comment. If you have any further questions or comments, please do not hesitate to contact the undersigned at 203 890 0557. We appreciate the Staff’s guidance and assistance in this matter.

Sincerely,

Reed’s, Inc.

/s/ Thomas J. Spisak
By:	Thomas J Spisak
Its:	Chief Financial Officer